

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Thomas R. Mika
Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

> **Re: CollabRx, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed June 27, 2013**
> **Response submitted August 21, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 001-35141**

Dear Mr. Mika:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 1. Business, page 4

1. We note your CEO's multiple references to Foundation Medicine's registration statement on Form S-1 in your August 13, 2013 earnings call and your CEO's statement encouraging investors to "review [the Form S-1] and consider [your company's] potential." Please tell us what information contained in Foundation Medicine's Form S-1 is relevant to an investor's understanding of your business. Please also tell us whether that information has been disclosed in your filings.

Competition, page 9

2.   Please tell us why you have not identified Foundation Medicine as a competitor. Also explain the basis for your belief that "none of the existing competitors offer an array of … tools and services" that you do, given your CEO's comparison of your business with that of Foundation Medicine in your earnings call.

Index to Exhibits, page 60

3.   Please expand your response to prior comment 4 to provide us the authority on which you relied to determine that the disclosure required by Regulation S-K Item 601(b)(10)(ii)(B) depends upon the relationship between the agreement and how you fund your operating expenses, and your expectation of future business from "several other companies who are interested in purchasing [y]our content." In this regard, we note that Item 601(a)(4) requires that a material contract be filed as an exhibit if it is "executed or becomes effective during the reporting period." Also refer to Regulation S-K Compliance and Disclosure Interpretations Questions 146.05 and 146.06.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 6. Exhibits, page 37

4.   Please tell us why you did not file as an exhibit your multi-year agreement with Everyday Health, Inc. announced in your August 13, 2013 earnings call. In this regard, we note your CEO's statement on that call that the agreement "is the most significant agreement that we have made to date with any company." Also tell us why you have not discussed this agreement in your Form 10-Q.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail):   William Davisson, Esq.
Goodwin Procter LLP